Exhibit 3.1

KEYARCH ACQUISITION CORPORATION

(the “Company”)

extract of the extraordinary general meeting OF THE COMPANY held on 27 March 2024

The following is an extract from the minutes of the extraordinary general meeting of the Company held on 27 March 2024 (the “Meeting”):

1.	The nta proposal

1.1	IT WAS RESOLVED, as a special resolution, to amend the Keyarch Acquisition Corporation (“Keyarch”) current Amended and Restated Memorandum and Articles of Association, as amended (the “Existing Keyarch Charter”), which amendments (the “NTA Amendment”) shall be effective, if adopted and implemented by Keyarch, immediately prior to the consummation of the proposed Business Combination, to remove from the Existing Keyarch Charter (i) the limitation that Keyarch shall not redeem or repurchase Public Shares (as defined in the Existing Keyarch Charter) in an amount that would cause Keyarch’s net tangible assets (“NTA”) to be less than $5,000,001, immediately prior to, or upon such consummation of, or any greater NTA or cash requirement which may be contained in the agreement relating to, any Business Combination (the “Redemption Limitation”), (ii) the limitation that Keyarch shall not redeem or repurchase Public Shares in connection with the consummation of a business combination if the Redemption Limitation is exceeded, (iii) the limitation that Keyarch shall not consummate a business combination if the Redemption Limitation is exceeded, and (iv) the limitation that an amendment to the Existing Keyarch Charter is subject to or will be voided if any shareholders who wish to redeem are unable to redeem due to the Redemption Limitation. A copy of the NTA Amendment to the Existing Keyarch Charter is attached as an annexure.

[SIGNATURE PAGE TO FOLLOW]

BY
Kai Xiong Chairman of the Meeting

Annexure

NTA Amendments

to the Existing Keyarch Charter

1.	Section 159 of the Amended and Restated Memorandum of Association of Keyarch (the “Existing Keyarch Charter”) be amended by deleting the words:

“, provided, in each case, that the Company shall not redeem or repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001”.

2.	Section 162 of the Existing Keyarch Charter be amended by deleting the words:

“, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination”.

3.	Section 163 of the Existing Keyarch Charter be amended by deleting the sentence:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, any Business Combination (the “Redemption Limitation”).”

4.	Section 166 of the Existing Keyarch Charter be amended by deleting the sentence:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”